Exhibit 99.1

PRESS RELEASE

Formula Systems Reports First Quarter 2026 Financial Results

Revenues for the first quarter increased by 19.2% year over year, reaching a first quarter record-breaking $738.3 million. Net income attributable to Formula Systems’ shareholders for the first quarter increased by 84.5% year over year, reaching a first quarter all-time high of $35.6 Million.

OR YEHUDA, Israel, May 28, 2026 (GLOBE NEWSWIRE) -- Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its results of operations for the first quarter ended March 31, 2026.

Financial Highlights for the First Quarter of 2026

●	On February 24, 2026, Matrix IT Ltd. (“Matrix”) and Magic Software Enterprises Ltd. (“Magic Software”), both subsidiaries of the Company, announced the completion of their merger agreement. The transaction, which was effected through a reverse triangular merger, resulted in Matrix acquiring all of the issued and outstanding share capital of Magic Software in consideration for the allotment of 28,861,564 ordinary shares of Matrix to Magic Software’s shareholders (0.5878202 Matrix ordinary shares for each Magic Software ordinary share). Following completion of the merger, Magic Software became a wholly owned (100%) subsidiary of Matrix, its shares were delisted from trading on Nasdaq and the Tel Aviv Stock Exchange, and it ceased to be a public company.

●	Revenues for the first quarter ended March 31, 2026 increased by 19.2% year over year, reaching a first quarter record-breaking $738.3 million, compared to $619.4 million in the same period last year.

●	Operating income for the first quarter ended March 31, 2026 increased by 65.6% year over year, reaching a first quarter record-breaking $82.0 million compared to $49.5 million in the same period last year. Operating income for the first quarter of 2026 included a capital gain of $16.8 million resulting from exercise of employee stock-based compensation and a secondary private placement transaction completed by our affiliate, TSG IT Advanced Systems Ltd. (“TSG”), in January 2026. On January 13, 2026, TSG’s Board of Directors approved a capital raise through a private placement to institutional investors, pursuant to which TSG raised approximately NIS 192 million (approximately $58.9 million) through the issuance of 320,374 ordinary shares at a price of NIS 600 per share, together with 128,150 non-tradable warrants (allocated at no additional consideration at a ratio of 0.4 warrant per share), each exercisable for one ordinary share at an exercise price of NIS 720 per share through July 22, 2027. The terms of the private placement also provides for a potential additional investment by the institutional investors of approximately NIS 92 million (approximately $29.1 million) in the event all warrants are fully exercised. The allocated shares and warrants represent approximately 9.23% of TSG’s fully diluted share capital. As a result of this transaction and the exercise of TSG’s employee stock-based compensation,during the first quarter of 2026 Formula’s ownership interest in TSG was diluted from 37.33% to 33.08%, causing the $16.8 million capital gain. Excluding this capital gain, operating income would have increased by 31.7% year over year, to $65.2 million.

●	Net income from continued operations attributable to Formula’s shareholders for the first quarter ended March 31, 2026, increased by approximately 203.4% year over year, reaching a first quarter record-breaking $35.6 million, or $2.25 per fully diluted share, compared to $11.7 million, or $0.75 per fully diluted share, in the same period last year. Excluding the impact of the capital gain resulting from TSG’s secondary private placement transaction and the exercise of TSG’s employee stock-based compensation, net income from continued operations attributable to Formula’s shareholders would have increased by 60.5% year over year, to $18.9 million.

●	Net income attributable to Formula’s shareholders for the first quarter ended March 31, 2026 increased by approximately 84.5% year over year, reaching a first quarter record-braking $35.6 million, or $2.25 per fully diluted share, compared to $19.3 million, or $1.23 per fully diluted share, in the same period last year.

●	On May 14, 2026, Formula announced that its board of directors has approved the distribution of a special cash dividend, based on its results for 2025, including, in particular, the completion of the acquisition of Formula’s former subsidiary Sapiens International Corporation (“Sapiens”) by Advent, of $13.045 per share, or approximately $200.0 million in total. The dividend will be paid in U.S dollars on June 4, 2026, to all of the Company’s shareholders of record at the close of trading on the Nasdaq Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on May 25, 2026.

●	As of March 31, 2026, Formula held 47.67%, 18.68%, 69.09%, 33.08%, 90.09%, 80%, 100%, 100%, 51% and 100% of the outstanding ordinary shares of Matrix IT Ltd., SI Swan UK Topco Limited., Michpal Technologies Ltd., TSG IT Advanced Systems Ltd., Insync Staffing, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., Shamrad Electronic (1997) Ltd., Hashahar Telecom And Electricity Ltd., and Formula Infrastructure Ltd., respectively.

●	Consolidated cash and cash equivalents and short-term bank deposits totaled approximately $1.18 billion as of March 31, 2026, compared to $1.28 billion as of December 31, 2025.

●

Total equity as of March 31, 2026 was $1.82 billion (representing 50.1% of the total consolidated statements of financial position), compared to $1.78 billion (representing 49.6% of the total consolidated statements of financial position) as of December 31, 2025.

●

The above comparative figures for the first quarter ended March 31, 2025 reflect the reclassification of the results of Sapiens (of which Formula sold its controlling interest in December 2025), as discontinued operations, in accordance with IFRS 5. Similarly, the Company’s record-breaking consolidated results for the quarter ended March 31, 2026 (as described above) are relative to the Company’s historical consolidated results in prior years that exclude Sapiens.

Debentures Covenants

As of March 31, 2026, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $325 million.

●	Actual equity attributable to Formula’s shareholders as of March 31, 2026 was $1.38 billion.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series C and D Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of March 31, 2026 was (55.46%).

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of March 31, 2026 was (376.94%).

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “We continue to demonstrate strong and consistent performance, delivering record-breaking results in the first quarter across all key financial metrics: revenues, gross profit, operating income, net income and EBITDA. These results reflect the breadth of our portfolio and our teams’ commitment to operational excellence. With solid execution across all business segments, we remain confident in our ability to drive sustained, profitable growth throughout 2026.”

“Matrix reported a strong start to 2026 in its first quarter following the completion of the merger with Magic Software, with significant growth in profitability and improved margins. First quarter revenues increased by 2.4% year over year, reaching approximately NIS 2.13 billion (approximately $681.6 million). On a constant currency basis (when measured based on NIS), revenues increased by approximately 8.9%. Operating income for the quarter increased by 11.0%, reaching approximately NIS 203.1 million (approximately $65.1 million), while operating margin improved to 9.5% from 8.8% in the comparable quarter last year. On a constant currency basis (when measured based on NIS), operating income increased by approximately 18.0%. Matrix continued to experience strong demand across IT services, cybersecurity, cloud, data and AI solutions, including increasing demand for enterprise-scale AI infrastructure and implementation projects. Matrix’s defense-related activities also continued to grow at a strong pace, supported by increasing demand from the Israeli defense sector and enhanced further through the integration of Commit’s activities. Matrix believes that the merger with Magic Software significantly strengthens its international presence, particularly in the U.S. market, expands its technological capabilities and service portfolio, and positions the combined company among the world’s leading publicly traded IT services companies.”

“Michpal Technologies opened 2026 with a strong first quarter, reflecting continued growth across all financial metrics and demonstrating its ability to leverage synergies and expand revenues and profits across it two business segments. With a solid cash position of approximately NIS 302 million (approximately $95.4 million), Michpal Technologies is actively advancing its acquisition strategy - completing the acquisition of Zviran Group in April 2026 - while strengthening its leadership position in payroll, HR, and financial solutions. At the same time, Michpal Technologies continues to invest in R&D and views AI, cloud technologies, and intelligent automation as key drivers for enhancing its competitive advantage and developing new products. Michpal Technologies reported first quarter 2026 revenues of approximately NIS 52.8 million (approximately $16.9 million), growing approximately 8.2% year over year. Adjusted EBITDA increased by approximately 14.1% year over year to approximately NIS 20.4 million (approximately $6.5 million). Adjusted net income attributable to shareholders nearly doubled year over year, reaching approximately NIS 13.6 million (approximately $4.4 million) compared to approximately NIS 6.9 million (approximately $1.9 million) in the same period last year.”

“TSG opened 2026 with record-breaking first quarter results, demonstrating continued significant growth in revenues and profits across its business segments. Revenues for the first quarter of 2026 increased by approximately 19.4% year over year to a record-breaking NIS 120.7 million (approximately $38.7 million), compared to NIS 101 million (approximately $27.9 million) in the same period last year. Operating income for the first quarter increased by approximately 48.9% year over year to NIS 13.1 million. TSG continues to execute on its growth and expansion strategy, advancing its capabilities in end-to-end counter-UAV and drone threat solutions spanning detection and precise spatial mapping, through integration and manufacturing, to the delivery of complete operational systems for customers in Israel and globally. In January 2026, TSG completed a private placement raising approximately NIS 192 million from leading institutional investors, bringing total capital raised since October 2025 to approximately NIS 296 million. In March 2026, TSG acquired Mabat 3D, specializing in spatial detection and mapping, and in May 2026 signed an agreement to acquire Production Floor, a provider of end-to-end manufacturing and integration services, primarily for defense customers. These acquisitions, together with TSG’s continued acceleration of AI-based capabilities and ongoing organic growth, strengthen TSG’s position as a leading provider of integrative, end-to-end defense technology solutions.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of its group of companies. These financial measures are prepared consistently with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance in the current period to that of prior periods for trend analysis. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Formula Systems urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems (1985) Ltd., whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389305

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on Formula’s (“we,” “us” or “our”) beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends and their duration, including persistent inflation, relatively high interest rates, and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems particularly in the current hybrid office/work-from-home environment; risks related to industries, such as the insurance, healthcare, defense and telecom industries, in which certain of our clients operate; risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical factors, wide-spread viruses and epidemics or fluctuations in currency exchange rates; and risks related to our and our subsidiaries’ principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on May 13, 2026, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance, events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we do not undertake to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended
	March 31,
	2026	2025(*)
	Unaudited
Revenues	738,285	619,383
Cost of revenues	592,249	499,154
Gross profit	146,036	120,229
Research and development expenses, net	5,169	4,811
Selling, marketing and general and administrative expenses	75,647	65,894
Other income, net	16,785	-
Operating income	82,005	49,524
Financial expenses, net	4,170	6,494
Income before taxes on income	77,835	43,030
Taxes on income	15,377	10,969
Income after taxes	62,458	32,061
Share of profit of companies accounted for at equity, net	297	828
Net income from continued operations	62,755	32,889
Net income from discontinued operations	-	17,493
Net income	62,755	50,382
Net income attributable to non-controlling interests from continued operations	27,116	21,141
Net income attributable to non-controlling interests from discontinued operations	-	9,925
Net income attributable to non-controlling interests	27,116	31,066

Net income attributable to Formula’s shareholders from continued operations	35,639	11,748
Net income attributable to Formula’s shareholders from discontinued operations	0	7,568
Net income attributable to Formula’s shareholders	35,639	19,316

Earnings per share from continued operations (basic)	2.33	0.77
Earnings per share from discontinued operations (basic)	-	0.49
Earnings per share (basic)	2.33	1.26

Earnings per share from continued operations (diluted)	2.25	0.75
Earnings per share from discontinued operations (diluted)	-	0.48
Earnings per share (diluted)	2.25	1.23

Number of shares used in computing earnings per share (basic)	15,317,067	15,311,924
Number of shares used in computing earnings per share (diluted)	15,838,550	15,729,173

(*)	Following the completion of the acquisition of Sapiens International Corporation by Advent, comparative figures for the first quarter of 2025 have been reclassified to present the results of Sapiens as discontinued operations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2026	2025
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	1,181,911	1,280,121
Short-term deposits	631	372
Marketable securities	363	-
Trade receivables, net	844,559	774,471
Prepaid expenses and other accounts receivable	110,699	80,604
Inventories	36,304	30,249
Total current assets	2,174,467	2,165,817

NON-CURRENT ASSETS:
Financial assets measured at fair value through profit or loss	303,751	304,549
Long-term investments and receivables	48,407	50,126
Deferred taxes	26,974	26,915
Investments in companies accounted for at equity	66,124	48,908
Property, plants and equipment, net	54,837	47,614
Right-of-use assets	144,458	145,462
Intangible assets, net and goodwill	819,128	793,864
Total non-current assets	1,463,679	1,417,438

Total assets	3,638,146	3,583,255

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	240,568	177,899
Debentures	78,703	76,696
Current maturities of lease liabilities	43,573	42,899
Trade payables	367,127	368,319
Deferred revenues	185,566	157,545
Employees and payroll accrual	236,123	235,705
Other accounts payable	76,886	195,817
Dividend payable	-	7,886
Liabilities in respect of business combinations	4,274	6,359
Put options of non-controlling interests	59,060	61,206
Total current liabilities	1,291,880	1,330,331

LONG-TERM LIABILITIES:
Loans from banks and others	26,590	68,309
Debentures	107,939	118,656
Convertible debentures	78,344	-
Lease liabilities	105,763	107,805
Other long-term liabilities	-	54
Deferred taxes	88,143	83,426
Deferred revenues	14,693	16,457
Liabilities in respect of business combinations	15,249	13,291
Put options of non-controlling interests	79,003	61,577
Employee benefit liabilities	6,485	5,547
Total long-term liabilities	522,209	475,122

EQUITY
Total equity attributable to Formula Systems (1985) Ltd. shareholders	1,384,909	1,353,263
Non-controlling interests	439,148	424,539
Total equity	1,824,057	1,777,802

Total liabilities and equity	3,638,146	3,583,255

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	March 31,	December 31,
	2026	2025
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	740,881	793,131
Dividend receivable	12,011	448
Other accounts receivable and prepaid expenses	5,689	5,527
Total current assets	758,581	799,106

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	317,756	183,214
Magic Software Enterprises Ltd.	-	132,183
TSG IT Advanced Systems Ltd.	51,607	33,882
Michpal Technologies Ltd.	109,242	108,099
ZAP Group Ltd.	46,666	48,154
Other	80,910	50,428
Total investment in subsidiaries and a jointly controlled entity	606,181	555,960

Financial assets measured at fair value through profit or loss	300,000	300,000
Other investments and long term receivables	21,150	23,904
Property, plants and equipment, net	32	13
Total non-current assets	927,363	879,877

Total assets	1,685,944	1,678,983

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	105,975	15,158
Debentures	53,742	52,350
Trade payables	1,397	963
Other accounts payable	42,534	152,634
Put options of non-controlling interests	2,165	992
Dividends payable	-	7,883
Total current liabilities	205,813	229,980

LONG-TERM LIABILITIES:
Loans from banks and others	219	871
Debentures	46,618	46,204
Deferred taxes Liability	48,385	48,665
Total long-term liabilities	95,222	95,740

EQUITY	1,384,909	1,353,263

TOTAL LIABILITIES AND EQUITY	1,685,944	1,678,983

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the Group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.